Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

February 18, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jonathan Burr

Re:	Cartesian Growth Corporation Registration Statement on Form S-1 Filed February 5, 2021 File No. 333-252784

Dear Mr. Burr:

On behalf of Cartesian Growth Corporation (the “Company”), we are hereby responding to the letter, dated February 18, 2021 (the “Comment Letter”), from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1, filed on February 5, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission, today.

For ease of reference, the text of the Staff’s comments, as set forth in the Comment Letter, are included in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-1

General

1.	We note that Section 9.3 of the warrant agreement filed as Exhibit 4.4 includes an applicable law provision limiting where claims may be brought (i.e., the courts of the State of New York or the United States District Court for the Southern District of New York). Please add disclosure and a risk factor about this provision including whether it applies to claims made under the federal securities laws, a description of any risks or other impacts on investors, and whether there is uncertainty as to its enforceability.

Response: In response to the Staff’s comments, the Company has revised Section 9.3 of its warrant agreement to remove the applicable law provision limiting where claims may be brought and has filed such revised warrant agreement as Exhibit 4.4 to Amendment No. 1.

United States Securities and Exchange Commission

Division of Corporation Finance

February 18, 2021

2.	We note that you are offering one-third of a redeemable warrant with each unit. However, you continue to refer to the units as including one-half of a redeemable warrant in your exhibits. Please revise your exhibits.

Response: In response to the Staff’s comments, the Company has revised its form of specimen warrant certificate, specimen unit certificate, warrant agreement, letter agreement with the sponsor, letter agreement with each director, director nominee and executive officer, investment management trust agreement, and private placement warrant purchase agreement and has filed such revised agreements as Exhibit 4.2, Exhibit 4.3, Exhibit 4.4, Exhibit 10.3, Exhibit 10.4, Exhibit 10.5 and Exhibit 10.7 to Amendment No. 1, respectively.

3.	We reissue comment 1. Please have your principal accounting officer or controller sign the registration statement. Refer to Instruction 1 to Signatures on Form S-1.

Response: In response to the Staff’s comments, the Company’s principal accounting officer has signed Amendment No. 1.

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Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 1 or the above response.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Cartesian Growth Corporation
Alan I. Annex, Esq.